Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2020 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2020 presented in comparative form

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Summary of Information requested by Resolution N° 368/01
Of the National Securities Commission
Report of Independent Auditors
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports

Consolidated Financial Statements

At December 31, 2020 presented in comparative format

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 15)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting right	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2020 and 2019

		12.31.20	12.31.19

	Note	$
Continuous Operations
Revenue	4	21,320,068,954	50,708,644,700
Income of construction (IFRIC 12)	5	8,041,132,124	24,697,946,511
Cost of services	10	(23,316,008,214)	(32,566,180,881)
Cost of construction (IFRIC 12)		(8,031,920,939)	(24,679,782,710)
Operating Income		(1,986,728,075)	18,160,627,620
Distribution and selling expenses	10	(1,812,652,063)	(5,196,630,784)
Administrative expenses	10	(1,358,858,657)	(1,924,424,414)
Other income and expenses, net	4	324,069,480	1,173,304,116
Operating Income		(4,834,169,315)	12,212,876,538
Finance Income	4	1,218,918,677	895,945,443
Finance Costs	4	(6,100,685,375)	(3,920,069,333)
Result from exposure to changes in the purchasing power of the currency		(2,206,313,093)	(2,086,636,937)
Income before income tax		(11,922,249,106)	7,102,115,711
Income tax	4	4,333,137,722	949,663,737
Income for the year for continuous operations		(7,589,111,384)	8,051,779,448
Net Income for the year		(7,589,111,384)	8,051,779,448
Other comprehensive income		-	-
Comprehensive Income for the year		(7,589,111,384)	8,051,779,448
Income attributable to:
Shareholders		(7,549,116,423)	8,043,680,215
Non –Controlling Interest		(39,994,961)	8,099,233
(Loss) / Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		(30.1707)	30.3475

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At December 31, 2020 and 2019

		12.31.20	12.31.19

	Note	$
Assets
Non- Current Assets
Property, plant and equipment	12	43,227,287	102,930,654
Intangible Assets	5	91,204,601,659	92,156,876,290
Rights of use		583,128,981	164,064,208
Deferred Income tax assets	13	10,279,626	984,868
Other receivables	4	6,087,327,723	7,346,435,708
Total Non-Current Assets		97,928,565,276	99,771,291,728
Current Assets
Other receivables	4	2,604,616,755	4,760,017,879
Trade receivables, net	4	2,384,500,025	4,299,570,221
Other Assets		-	22,020,822
Investments	4	1,980,334,797	-
Cash and cash equivalents	4	5,117,670,803	2,782,975,655
Total Current Assets		12,087,122,380	11,864,584,577
Total Assets		110,015,687,656	111,635,876,305

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	747,529,409
Share Premium		137,280,595	137,280,595
Capital adjustment		16,155,470,808	16,112,499,177
Legal, facultative and other reserve		34,673,318,494	26,684,631,090
Retained earnings		(7,548,639,916)	8,044,156,722
Subtotal		44,586,925,794	51,984,614,292
Non-Controlling Interest		684,032	40,678,993
Total Shareholders’ Equity		44,587,609,826	52,025,293,285

Liabilities
Non-Current Liabilities
Accounts payable and others	4	740,697,758	68,862,895
Financial debt	6	34,277,689,696	33,013,162,719
Lease liabilities		362,947,458	-
Deferred income tax liability	13	4,440,016,430	8,469,343,668
Fee payable to the Argentine National Government	7	1,570,171,110	-
Provisions and other charges	9	1,450,425,719	285,534,699
Total Non-Current liabilities		42,841,948,171	41,836,903,981
Current Liabilities
Fee payable to the Argentine National Government	7	971,716,881	571,462,286
Accounts payable and others	4	9,888,632,109	9,033,413,568
Income tax, net of prepayments		9,104,496	22,600,021
Financial debt	6	10,155,375,314	6,890,816,495
Lease liabilities		220,827,078	180,817,329
Provisions and other charges	9	1,340,473,781	1,074,569,340
Total Current Liabilities		22,586,129,659	17,773,679,039
Total Liabilities		65,428,077,830	59,610,583,020
Total Shareholders’ Equity and Liabilities		110,015,687,656	111,635,876,305

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

For the years ended at December 31, 2020 and 2019

	Attributable to equity holders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.20	258,517,299	747,529,409	137,280,595	16,112,499,177	766,344,091	25,918,286,999	-	8,044,156,722	51,984,614,292	40,678,993	52,025,293,285
Resolutions of the Shareholders’ Meeting dated April 22, 2020 (Note 19):
Capitalization of dividends of preferred shares	-	163,449,105	-	42,971,631	-	-	-	(206,420,736)	-	-	-
Distribution of dividends of common shares	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	-	-	-	-	402,184,011	7,435,075,468	-	(7,837,259,479)	-	-	-
Facultative reserve	-	-	-	-	-	-	151,427,925	-	151,427,925	-	151,427,925
Compensation plan	-	-	-	-	-	-		-		-
Net comprehensive Income for the year	-	-	-	-	-	-	-	(7,549,116,423)	(7,549,116,423)	(39,994,961)	(7,589,111,384)
Balance at 12.31.20	258,517,299	910,978,514	137,280,595	16,155,470,808	1,168,528,102	33,353,362,467	151,427,925	(7,548,639,916)	44,586,925,794	684,032	44,587,609,826

Balance at 01.01.19	258,517,299	629,252,640	137,280,595	16,028,410,271	659,150,523	17,450,301,119	-	12,445,443,616	47,608,356,063	32,579,760	47,640,935,823
Resolutions of the Shareholders’ Meeting dated July 25, 2019 (Note 19):
Capitalization of dividends of preferred shares	-	118,276,769	-	84,088,906	-	-	-	(202,365,675)	-	-	-
Legal reserve	-	-	-	-	107,193,568	-	-	(107,193,568)	-	-	-
Facultative reserve	-	-	-	-	-	8,467,985,880	-	(8,467,985,880)	-	-	-
Distribution of dividends of common shares	-	-	-	-	-	-	-	(3,667,421,986)	(3,667,421,986)	-	(3,667,421,986)
Net comprehensive Income for the year	-	-	-	-	-	-	-	8,043,680,215	8,043,680,215	8,099,233	8,051,779,448
Balance at 12.31.19	258,517,299	747,529,409	137,280,595	16,112,499,177	766,344,091	25,918,286,999	-	8,044,156,722	51,984,614,292	40,678,993	52,025,293,285

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the year ended at December 31, 2020 presented in comparative form

		12.31.20	12.31.19

Cash Flows from operating activities	Note	$
Net income for the year		(7,589,111,384)	8,051,779,448
Adjustment for:
Amortization of intangible assets	5/10	8,993,406,755	7,141,543,707
Specific allocation of accrued and unpaid income	7	2,541,887,991	571,462,286
Depreciation of property, plant and equipment	12	5,650,180	17,140,258
Depreciation rights of use	10	198,365,898	207,990,575
Bad debts provision	8/10	527,275,240	2,352,303,740
Income Tax	13	(4,333,137,722)	(949,663,737)
Accrued interest costs financial debt	6	3,335,552,150	2,770,432,876
Accrued deferred revenues and additional consideration	9	(247,774,179)	(828,518,221)
Compensation plan		151,427,925	-
Accrued and unpaid Exchange differences		1,099,367,407	263,688,660
Contingencies provision	9	11,773,093	28,189,477
Adjustment effect for inflation		1,571,650,764	(96,199,228)
Changes in operating assets and liabilities:
Changes in trade receivables		246,408,705	(3,479,845,456)
Changes in other receivables		500,226,261	(5,157,152,325)
Changes in other assets		22,020,822	(6,469,162)
Changes in accounts payable and others		3,943,391,008	4,768,431,374
Changes in liabilities for current income tax		(5,858,666)	(420,865,469)
Changes in provisions and other charges		1,953,132,887	2,482,308,398
Changes in fee payable to the Argentine National Government		(419,758,938)	(442,736,294)
Increase of intangible assets		(8,040,930,605)	(24,697,214,474)
Income tax paid		(6,680,839)	(918,663,036)
Net cash (used in)/ provided by operating activities		4,458,284,753	(8,342,056,603)

Cash Flow for investing activities		(2,171,984,220)	(3,386,957,700)
Addition of investments		326,935,093	4,580,909,896
Collection of investments		-	(329,738)
(Addition) / Deduction of property, plant and equipment		(1,845,049,127)	1,193,622,458
Net Cash Flow generated by/ (used in) investing activities	12
Cash Flow from financing activities		6,215,612,651	11,639,144,384
New financial debt		(234,511,089)	(228,453,805)
Leasing paid	6	(4,084,818,298)	(3,653,510,938)
Financial debt paid- principal		(2,127,430,413)	(2,471,854,576)
Financial debt paid- interests	6	(48,670,762)	(4,268,669,809)
Dividends paid	6	(279,817,911)	1,016,655,256
Net Cash Flow generated by / (used in) in financing activities	9	2,333,417,715	(6,131,778,889)
Net increase in cash and cash equivalents
Changes in cash and cash equivalents		2,782,975,655	8,262,692,097
Cash and cash equivalents at the beginning of the year		2,333,417,715	(6,131,778,889)
Net Decrease in cash and cash equivalents		(52,090,199)	1,996,805,216
Effect of inflation generated by cash and cash equivalents		53,367,632	(1,344,742,768)
Foreign Exchange differences generated by cash and cash equivalents		5,117,670,803	2,782,975,656
Cash and cash equivalents at the end of the year
Transactions that do not represent changes in cash and cash equivalents:		201,519	732,037
Acquisition of intangible assets through liabilities for finance leases		210,549,151	206,420,736
Dividends on preferred shares	6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the agreement signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports.

Likewise, the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses.

It is excluded from the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System. Continuing with previous presentations, on January 28, 2021 the ORSNA was requested again, by note AA2000-DIR-112/21, to formalize the incorporation of the Airport into Group A of NSA.

The National State issued Decree No. 1092/17 on December 22, 2017, by which it incorporated the El Palomar Airport, located in the Province of Buenos Aires, into the National Airport System.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. The Company has requested the disaffection of the aforementioned trust, an issue not resolved to date.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

Currently and in accordance with the provisions of the Technical Conditions for the Extension, the ORSNA issued Resolution ORSNA N ° 04/21 dated January 13, 2021, which ordered the increase of the International Air Station Use Rate (TUAI) in US $ 6.

As of the date of these financial statements, the revisions to the financial projection of income and expenses corresponding to the years 2018, 2019 and 2020 are pending approval by the ORSNA.

1.3. Investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; 2024-2027 and 2028-2038.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the Financial Projection of Income and Expenses.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97,420,000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $1,123,888,889.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares (Contd.)

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company because of the failure to pay the fee.

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree.

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.20	Net Shareholders ‘equity at closing	Income for the year
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	89,085,779	89,711,155	(1,862,805)
Cargo & Logistics SA.	1,637,116	98.63%	2,675,406	2,712,568	2,301,007
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(5,611)
Texelrío S.A. (3)	84,000	70.00%	-	-	(140,321,985)
Villalonga Furlong S.A (4)	123,700	1.46%	72,806	4,986,711	22,838

(1)	Companies incorporated in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares.
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company´s accounting policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

NOTE 3 – ACCOUNTING POLICIES

The Consolidated Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 9, 2021.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

The Consolidated Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee) and International Accounting Standards (NIC or IAS) issued by the International Accounting Standards Committee (IASC, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Financial Statements of AA2000 as of December 31, 2019, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2020, based on the application of IAS 29 (see Note 3.24)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

5) Intangible Assets (Contd.)

or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

8) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

9) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

10) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

11) Capital Stock

The capital stock is represented by ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Adjustment of capital".

12) Provisions and other charges

Provisions are recognized in the consolidated financial statements when:

a) The Group has a present obligation (legal or constructive) because of past events,

b) It is probable that an outflow of resources will be required to settle such obligation and

c) The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

13) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Consolidated Statement of Comprehensive Income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Contd.)

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

The income tax result for the year ended December 31, 2020 was $ 4,333 million, including a current tax gain of $ 300 million and a deferred tax gain of $ 4,033 million.

The income tax gain in 2019 was $950 million, including a current tax charge of $1,386 million that was mostly reversed by a deferred tax gain. On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $5,572 million, as well as a special tax charge of $968 million for adhering to said benefit.

For the purpose of determining the net taxable income at the end of the years ended at December 31, 2020 and 2019, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $2,161 and 2,543 million respectively was incorporated into the tax result, as of December 30, 2020 and 2019, the variation of the Consumer Price Index General Level (CPI) has exceeded 15% and 30% respectively. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years, as a result at December 31, 2020 $1,360 million was recognized as a minor tax loss and $1,801 million as a deferred tax liability, and as of December 31, 2019, $493 million was recognized as a deferred tax liability as of December 31, and $ 2,050 million was recognized as a deferred tax liability.

15) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

15) Leases (Contd.)

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

16) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less. Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

17) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Non Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Group performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the Group recognizes construction revenues and costs during the construction period.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

18) Financial Costs

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use or sale are added to the cost of such assets until the assets are substantially ready to be used or sold.

19) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

20) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

21) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2020.

22) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2019 and are mentioned in Note 22.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Compensation plan

During fiscal year 2020, Corporación América Airports (hereinafter CAAP) resolved to grant a compensation plan to the executive level of AA2000. It corresponds to a payment plan based on shares of CAAP, who will take charge of them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social security contributions", both in "Cost of sales" and "Distribution and selling expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

24) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method.

For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

24) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The inter annual coefficient for the period ended December 31, 2020 was 1.3614.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2020. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2020, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2020, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12.31.20	12.31.19
	Note	$
Cash and cash equivalents
Cash and funds in custody		6,057,845	148,949,233
Banks		1,766,235,125	2,611,736,513
Checks not yet deposited		24,054,805	22,289,909
Time deposits		3,321,323,028	-
		5,117,670,803	2,782,975,655
Investments
Term deposits		1,980,334,797	-
		1,980,334,797	-
Trade receivables, net
Trade receivables		5,798,876,484	7,288,382,781
Related parties	7	78,585,590	48,236,900
Checks-postdated checks		30,968,748	34,476,271
Provision for bad debts	8	(3,523,930,797)	(3,071,525,731)
		2,384,500,025	4,299,570,221
Other current receivables
Expenses to be recovered		71,974,941	72,461,061
Guarantees granted		1,254,587	1,708,002
Related parties	7	25,964,154	2,846,578
Tax credits		2,362,641,670	4,453,456,915
Prepaid Insurance		48,810,135	61,671,370
Other		93,971,268	167,873,953
		2,604,616,755	4,760,017,879

(*) As of December 31, 2020 2019, includes tax credits for return of value added tax for $193,487,546 and $1,493,403,983, respectively. (Note 26)

Other non-current receivables
Tax credits		545,200	742,238
Trust for Strengthening	7	6,086,782,523	7,345,693,470
		6,087,327,723	7,346,435,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		12.31.20	12.31.19
	Note	$
Accounts payable and other current
Obligations payable		733,409,764	79,438,032
Suppliers		6,641,320,743	6,650,352,343
Foreign suppliers		738,483,721	130,790,769
Related Parties	7	237,099,168	193,652,333
Salaries and social security liabilities		1,202,758,173	1,671,236,430
Other fiscal liabilities		335,560,540	307,943,661
		9,888,632,109	9,033,413,568
Accounts payable and other non-current
Suppliers		732,541,023	-
Tax liabilities		8,156,735	68,862,895
		740,697,758	68,862,895

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Revenues
Aeronautical revenues	8,921,836,886	31,254,042,176
Non-Aeronautical revenues	12,398,232,068	19,454,602,524
	21,320,068,954	50,708,644,700

As of December 31, 2020 and 2019, "over the time" income from contracts with customers was $18,593,736,986 and $43,781,273,804, respectively.

Other net incomes and expenses
Trust for Strengthening	1.1	526,034,931	1,254,557,339
Other		(201,965,451)	(81,253,223)
		324,069,480	1,173,304,116

Finance Income
Interest		1,537,861,618	3,087,202,673
Foreign Exchange differences		(318,942,941)	(2,191,257,230)
		1,218,918,677	895,945,443

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

		12.31.20	12.31.19
	Note	$
Finance Expenses
Interest		(4,768,103,029)	(3,034,638,625)
Foreign Exchange differences		(1,304,676,950)	(885,430,708)
Others		(27,905,396)	-
		(6,100,685,375)	(3,920,069,333)
		(4,881,766,698)	(3,024,123,890)
Income Tax
Current		299,559,225	(1,386,145,094)
Deferred		4,033,578,497	2,335,808,831
		4,333,137,722	949,663,737

NOTE 5 – INTANGIBLE ASSETS

		12.31.20	12.31.19
Original Values	Note	$
Balance at January 1		129,090,437,506	104,392,490,995
Acquisition		8,041,132,124	24,697,946,511
Balance at December 31		137,131,569,630	129,090,437,506

Accumulated Amortization
Balance at January 1		(36,933,561,216)	(29,792,017,509)
Amortization of the year	10	(8,993,406,755)	(7,141,543,707)
Balance at December 31		(45,926,967,971)	(36,933,561,216)
Total Net Balance at December 31		91,204,601,659	92,156,876,290

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT

	12.31.20	12.31.19
	$
Non-current
Bank borrowings	4,832,750,444	7,621,646,071
Negotiable Obligations	29,788,115,327	25,479,561,888
Finance lease liabilities	-	1,590,824
Cost of issuance of Debt	(343,176,075)	(89,636,064)
Total Non- Current	34,277,689,696	33,013,162,719
Current
Bank borrowings	6,155,459,696	2,262,814,961
Negotiable Obligations	4,073,273,470	4,621,402,568
Finance lease liabilities	3,991,889	20,940,736
Cost of issuance of Debt	(77,349,741)	(14,341,770)
Total Current	10,155,375,314	6,890,816,495
Total	44,433,065,010	39,903,979,214

Breakdown of Financial Debt:

	2020	2019
	$
Balance at January 1	39,903,979,214	32,015,002,237
New financial debt	6,215,814,170	11,639,876,421
Financial debt paid	(6,212,248,711)	(6,125,365,514)
Accrued interest	3,335,552,150	2,770,432,876
Foreign Exchange differences	1,185,101,473	(405,060,912)
Inflation adjustment	4,866,714	9,094,106
Net Balance at December 31	44,433,065,010	39,903,979,214

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)
	12.31.20		12.31.19

	$
Bank borrowings	10,988,210,140	10,988,210,140	9,884,461,032	9,884,461,032
Negotiable Obligations	33,440,862,981	33,853,587,855	29,996,986,622	29,338,417,407
Finance lease liabilities	3,991,889	3,991,889	22,531,560	22,531,560
Total	44,433,065,010	44,845,789,884	39,903,979,214	39,245,409,999

(1) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company.

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

The aforementioned program establishes the issuance of simple Negotiable Obligations not convertible into shares with a nominal value of up to US $ 500,000,000, or its equivalent in other currencies, with a duration of five years from the date of approval of the CNV.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange offer of US $ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Negotiable Obligations Series 2020 with maturity on February 1, 2027, whose interest rate is 9.375% per year during the PIK Period, which will be capitalized quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series 2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

In relation to the holders of the Negotiable Obligations that did not enter the exchange, that is, those holders of 13.27% of the total original capital amount of the Existing Negotiable Obligations, they continue with the original conditions and terms. The last payment made, both principal and interest, corresponds to the installment due on February 2, 2021.

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 40,000,000 maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5.500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

Based on the aforementioned renegotiation, according to the alternative adopted by Banco Industrial and Commercial Bank of China (Argentina) SA, the Company has contracted hedging financial instruments with said local bank (and independent of the economic group), from future purchases of dollars (NDF) in order to cover the exposure to the fluctuation of the exchange rate between Argentine pesos and United States dollars, of the two refinanced installments. As of December 31, 2020, there are no operations pending execution or settlement, linked to the NDF.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be fully paid on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due August November 2020. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected plus an applicable margin of 5.00% nominal per year and 48% of them will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On the date of issuance of these financial statements, the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA maturing February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% nominal annually and 48% of them will be paid through quarterly, equal and consecutive installments beginning on March 19, 2022 and the remaining 52% in full on February 19, 2023.

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the loan of US $ 10,000,000 was agreed with Banco Macro, extending its term until July 24, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2020 and 2019 are as follows:

	12.31.20	12.31.19
	$
Trade receivables net- Current
Other related companies	78,585,590	48,236,900
	78,585,590	48,236,900
Other current receivables
Other related companies	25,964,154	2,846,578
	25,964,154	2,846,578
Accounts payable and other- Current
Other related companies	237,099,168	193,652,333
	237,099,168	193,652,333

Provisions and other charges
Other related companies	426,249	580,296
Shareholders	187,816,970	229,900,830
	188,243,219	230,481,126

During the years ended December 31, 2020 and 2019, the Company has accrued to the cost $226,455,590 and $347,435,085 respectively with Proden SA for rent and maintenance of offices.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the years ended December 31, 2020 and 2019, the Company has accrued with Helport S.A. to intangible assets $18,474,060 and $171,170,746 respectively and at cost for the years ended on 31 of December 2020 and 2019 $199,612,774 and $595,514,029 respectively.

During the years ended at December 31, 2020 and 2019 dividends have been paid to the shareholders according to their shareholding for $48,670,762 and $4,268,669,809 respectively.

At December 31, 2020 and 2019 the Company owed the Argentine National Government $2,541,887,991 and $571,462,286 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $6,086,782,523 and $7,345,693,470 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $350,654,783 and $192,361,701 for the years ended at December 31, 2020 and 2019 respectively. For fiscal year 2020, a total of $ 232,966,038 is included as compensation plan.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2020	2019
	$
Balance at January 1	3,071,525,731	672,864,375
Increases (1)	1,486,704,159	3,404,884,784
Use	(25,807,602)	(368,013,897)
Inflation adjustment	(1,008,491,491)	(638,209,531)
Final Balance at December 31	3,523,930,797	3,071,525,731

(1) As of December 31, 2020 and 2019 includes $527,275,240 and $2,352,303,740 respectively in Bad Debt Charges (see Note 10). The remaining is from exchange differences included in Consolidated Statements of Financial Position (Note 4).

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2020	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2020	Total Non Current	Total current
Litigations		98,416,982	11,773,093	(7,063,574)	(25,231,605)	-	-	77,894,896	243,000	77,651,896
Related Parties	7	580,296	-	-	(154,047)	-	-	426,249	-	426,249
Deferred Income		523,815,320	1,088,924,542	-	(76,189,305)	(535,583,595)	41,563,550	1,042,530,512	500,612,188	541,918,324
Trust for works- Portfolio of Projects 2012/2014		141,088,465	1,100,179,698	(292,495,043)	(119,184,182)	345,580,573	-	1,175,169,511	821,229,807	353,939,704
Guarantees Received		131,064,834	27,203,106	(19,729,452)	(34,207,159)	-	23,203,455	127,534,784	-	127,534,784
Upfront fees from Concessionaires		235,237,312	2,060,423	-	-	(57,771,157)	-	179,526,578	128,340,724	51,185,854
Dividends to be paid	7	229,900,830	-	(48,670,762)	(59,537,661)	-	66,124,563	187,816,970	-	187,816,970
Total of provisions and others liabilities		1,360,104,039	2,230,140,862	(367,958,831)	(314,503,959)	(247,774,179)	130,891,568	2,790,899,500	1,450,425,719	1,340,473,781

	Note	At January 1 2019	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2019	Total Non Current	Total current
Litigations		139,430,380	28,189,477	(22,542,221)	(46,660,654)	-	-	98,416,982	3,939,472	94,477,510
Related Parties	7	892,686	-	-	(312,390)	-	-	580,296	-	580,296
Deferred Income		295,936,783	993,171,505	-	-	(765,292,968)	-	523,815,320	102,401,466	421,413,854
Trust for works- Portfolio of Projects 2012/2014		313,935,791	3,677,652,152	(3,727,710,838)	(122,788,640)	-	-	141,088,465	-	141,088,465
Guarantees Received		101,358,896	204,711,219	(134,566,363)	(40,438,918)	-	-	131,064,834	-	131,064,834
Upfront fees from Concessionaires		273,762,015	24,700,550	-	-	(63,225,253)	-	235,237,312	179,193,761	56,043,551
Dividends to be paid	7	-	3,667,421,989	(4,268,669,809)	(537,791,511)	-	1,368,940,161	229,900,830	-	229,900,830
Total of provisions and others liabilities		1,125,316,551	8,595,846,892	(8,153,489,231)	(747,992,113)	(828,518,221)	1,368,940,161	1,360,104,039	285,534,699	1,074,569,340

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
Year ended at 12.31.20	$
Specific allocation of revenues	3,156,209,587	-	-	3,156,209,587
Airport services and maintenance	4,990,119,387	-	31,456,214	5,021,575,601
Amortization of intangible assets	8,862,668,684	3,868,772	126,869,299	8,993,406,755
Depreciation of property, plant and equipment	5,650,180	-	-	5,650,180
Salaries and social security contributions (*)	4,606,457,668	65,755,980	728,690,824	5,400,904,472
Fees for services	64,578,722	8,499,723	149,945,207	223,023,652
Public utilities and contributions	778,373,019	2,762,357	2,889,866	784,025,242
Taxes	242,852,611	1,099,126,993	224,414,496	1,566,394,100
Office expenses	308,933,213	3,522,274	62,310,997	374,766,484
Insurance	101,799,245	9,976	10,773,463	112,582,684
Advertising expenses	-	101,829,099	-	101,829,099
Bad debts charges	-	527,275,240	-	527,275,240
Board of Directors and Supervisory Committee fees	-	-	21,259,651	21,259,651
Depreciation right of use	198,365,898	-	-	198,365,898
Other	-	1,649	248,640	250,289
Total at 12.31.20	23,316,008,214	1,812,652,063	1,358,858,657	26,487,518,934

(*) Included $232.966.038 in concept of compensation plan.

Year ended at 12.31.18
Specific allocation of revenues	7,527,344,028	-	-	7,527,344,028
Airport Services and maintenance	7,444,250,929	-	9,125,392	7,453,376,321
Amortization of intangible assets	6,987,735,483	4,786,508	149,021,716	7,141,543,707
Depreciation of property, plant and equipment	17,140,258	-	-	17,140,258
Salaries and social security contributions	7,260,978,317	96,066,367	751,132,620	8,108,177,304
Fees for services	390,884,951	32,716,225	194,476,199	618,077,375
Public utilities and contributions	1,217,625,014	6,887,531	2,442,075	1,226,954,620
Taxes	247,169,562	2,467,067,484	484,130,158	3,198,367,204
Office expenses	1,128,671,347	17,271,561	280,589,158	1,426,532,066
Insurance	108,526,216	21,215	2,197,060	110,744,491
Advertising expenses	-	219,501,905	-	219,501,905
Bad debts charges	-	2,352,303,740	-	2,352,303,740
Board of Directors and Supervisory Committee fees	-	-	42,021,943	42,021,943
Depreciation right of use	207,990,575	-	-	207,990,575
Other	27,864,201	8,248	9,288,093	37,160,542
Total at 12.31.19	32,566,180,881	5,196,630,784	1,924,424,414	39,687,236,079

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.20		Foreign exchange rates	Amount in local currency at 12.31.20	Amount in local currency at 12.31.19
ASSETS
CURRENT ASSETS
Cash and cash equivalents	US$	28,526,341	83.9500	2,394,786,324	1,941,535,383
Trade receivables	US$	19,018,530	83.9500	1,596,605,592	6,648,475,736
Inversions	US$	3,479,726	83.9500	292,123,000	-
Total current assets				4,283,514,916	8,590,011,119
Total assets				4,283,514,916	8,590,011,119

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	31,706,621	84.1500	2,668,112,193	1,088,565,977
	EUR	4,737,671	103.5297	490,489,634	549,916,460
Financial debts	US$	117,242,949	84.1500	9,865,994,117	6,775,505,121
Lease liabilities	US$	2,624,208	84.1500	220,827,078	180,817,329
Provisions and other charges	US$	2,231,931	84.1500	187,816,970	229,900,830
Total current liabilities				13,433,239,992	8,824,705,717
NON-CURRENT LIABILITIES
Financial debts	US$	398,013,565	84.1500	33,492,841,511	33,239,559,188
Lease liabilities	US$	4,313,101	84.1500	362,947,458	-
Provisions and other charges	US$	12,328,290	84.1500	1,037,425,637	-
Total non- current liabilities				34,893,214,606	33,239,559,188
Total liabilities				48,326,454,598	42,064,264,905
Net liability position				44,042,939,682	33,474,253,786

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

		Land and buildings	Vehicles and machinery	Installations	Furniture and office equipment	Construction in progress	Total
	Note	$
Net book value at January 1, 2020		38,506,965	53,969,984	86,388	82,310	10,285,007	102,930,654
Addition		9,424,190	-	-	-	(9,424,190)	-
Deduction		-	(53,955,714)	(86,388)	(11,085)	-	(54,053,187)
Depreciation	10	(5,629,505)	(12,128)	-	(8,547)	-	(5,650,180)
Net book value at December 31, 2020		42,301,650	2,142	-	62,678	860,817	43,227,287

Net book value at January 1, 2019		43,322,049	66,227,179	132,979	24,636	10,034,331	119,741,174
Addition		-	-	-	79,062	250,676	329,738
Depreciation	10	(4,815,084)	(12,257,195)	(46,591)	(21,388)	-	(17,140,258)
Net book value at December 31, 2019		38,506,965	53,969,984	86,388	82,310	10,285,007	102,930,654

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively. As a result of the reduction of the tax rate, deferred assets and liabilities as of December 31, 2020 and 2019 were measured using rates of 30% or 25%, depending on the year in which it was estimated that temporary differences recognized will be reversed.

Law No. 27,468 modified the transition regime established by Law No. 27,430 for the application of the adjustment for tax inflation of the Income Tax Law (LIG), indicating that it will be applicable for the fiscal years that start from January 1, 2018 when the variation in the CPI, calculated from the beginning to the end of the year, exceeds fifty-five percent (55%) the first year, thirty percent (30%) the second year and fifteen percent (15%) the third year. According to said Law, the adjustment for positive or negative inflation should be charged one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

The Law of Social Solidarity and Productive Reactivation (LSSRP) - B.O. December 23, 2019 - maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount corresponding to the first and second fiscal year beginning on January 1, 2019 must be charged one sixth in that fiscal period and the remaining five sixths in equal parts in the next 5 immediate fiscal periods.

On the other hand, the LSSRP suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

Considering that, at the date of issuance of these financial statements, the variation in the CPI has exceeded the 30% required for the second year of validity, the Company's Management has considered the effects of inflation and has included said estimate in the provision of income tax payable.

The effect of the deferral of five-sixths of the result from exposure to inflation as of December 31, 2020 has been recognized as a deferred tax liability.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2020 and 2019:

	12.31.20	12.31.19
	$
Income before income tax	(11,922,249,106)	7,102,115,711
Tax calculated at applicable tax rate (*)	3,576,674,732	(2,130,634,714)
Tax effects of:
Differences at applicable tax rate (**)	756,462,990	3,080,298,451
Income Tax Expense	4,333,137,722	949,663,737

(*) The current tax rate at December 31, 2020 and 2019 is 30%. The applicable effective tax rate was 36.35% and (13.37%) as of December 31, 2020 and 2019, respectively.

(**) As of December 31, the main permanent differences correspond to the charge for the application of the adjustment for tax inflation of ($2,535,993,680) and to the gain from the higher deferred tax asset generated by the tax revaluation of ($5,751,793,462).

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets Item	Trade receivable nets	Related parties	Provisions and other charges	Financial debts	Tax loss carry- forwards	Total
Balance at 12.31.2018 modified	168,216,086	188,244	173,274,653	29,529,465	-	371,208,448
Movement for the year
Charge to income	774,326,601	-	(86,784,293)	29,851,675	381,518	717,775,501
Forecast variation	-	-	-	-	(381,518)	(381,518)
Inflation adjustment	(58,865,853)	(65,874)	71,535,279	(10,333,871)	-	2,269,681
Balance at 12.31.19	883,676,834	122,370	158,025,639	49,047,269	-	1,090,872,112
Movement for the year
Charge to income	626,150,942		334,226,198	109,961,136	3,712,483,292	4,562,899,296
Forecast variation	-	-	-	-	8,497	8,497
Inflation adjustment	(234,585,444)	(32,485)	(287,146,916)	(13,020,343)	-	(534,785,188)
Balance at 12.31.20	1,275,242,332	89,885	205,104,921	73,934,210	3,712,491,789	5,118,994,717

Deferred tax liabilities Item	Intangible Assets and PP&E	Financial debts	Accounts payable	Tax adjustment	Investments	Total
Balance at 12.31.2018	11,165,573,521	16,780,406	1,790,607	-		11,184,144,534
Movement for the year
Charge to income	(3,662,021,044)	-	-	2,043,606,196	-	(1,618,414,848)
Inflation adjustment	-	(5,872,167)	(626,607)	-	-	(6,498,774)
Balance at 12.31.19	7,503,552,477	10,908,239	1,164,000	2,043,606,196	-	9,559,230,912
Movement for the year
Charge to income	(1,010,109,416)	-	-	1,496,110,695	43,328,017	529,329,296
Inflation adjustment	-	(2,895,758)	(309,001)	(536,623,928)	-	(539,828,687)
Balance at 12.31.20	6,493,443,061	8,012,481	854,999	3,003,092,963	43,328,017	9,548,731,521
Net balance at 12.31.18						(10,812,936,086)
Net balance at 12.31.19						(8,468,358,800)
Charge to income 2019						2,335,808,831
Net balance at 12.31.20						(4,429,736,804)
Charge to income 2020						4,033,578,497

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

At December 31, 2020 and 2019, the Company has not recognized $2,188,803 and $2,991,417 of fiscal loss, respectively.

NOTE 14 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2020 and 2019 include $1,254,587 and $8,492,948 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $ 184,695,060, corresponding to fixed-term placements granted as collateral.

NOTE 15 - CAPITAL STOCK

At December 31, 2020 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2020 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

Through joint resolution number RESFC-2020-68-ORSNA # MTR, dated September 22, 2020, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA

NOTE 17 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30,369,048 preferred shares
-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10,530,609 preferred shares
-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10,741,221 preferred shares
-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10.956.046 preferred shares
-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11,175,167 preferred shares
-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11,398,670 preferred shares
-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11,626,643 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11,859,176 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,359 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares
-	Ordinary general meeting, special of classes A, B, C and D and special of preferred shares held on April 22, 2020: $ 163,449,105 preferred shares.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS ON PREFERRED SHARES (Contd.)

While this year has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2019 2020, which amounts to $ 210,549,151 will be accumulated and paid in the first year in which the result shows a profit realized and liquid, in accordance with the provisions of the conditions of issue of the shares.

NOTE 18 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special of classes A, B, C and D and special preferred shares held on July 25, 2019 resolved to distribute dividends to ordinary shares, in accordance with their respective holdings, for the sum of US $50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of this assembly amounted to $2,143,500,000). Once the legal reserve was established and the dividends of preferred shares and ordinary shares were distributed, the constitution of a facultative reserve for the execution of future works plans was resolved with the remainder.

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on July 25, 2019 decides among other issues:

- That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;
(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and
(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

As a consequence of the above, it was resolved:

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020 (Contd.)

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-	that the result for the year ended December 31, 2019 has the following destination:

(i)	$ 318,459,365 for the constitution of the legal reserve;

(ii)	$ 163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State payable in 163,449,105 preferred shares of one peso ($ 1) par value each;

(iii)	the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

As a consequence of the above, it was resolved:

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

NOTE 20 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2020	12.31.2019
Income for the year, net dividends accrued	(7,799,660,535)	7,845,358,712
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	(30.1707)	30.3475

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic context, the main variables of which have recently experienced strong volatility, both nationally and internationally.

At the local level, the following circumstances that occurred during 2020 are displayed:

The first half of the year saw a 2.5% drop in GDP in year-on-year terms

-	Accumulated inflation between January 1, 2020 and December 31, 2020, reached 36.14% (CPI);
-	The significant devaluation of the peso generated an unforeseen departure of deposits in dollars from the financial system (consequently generating a fall in the Central Bank's reserves) and an increase in the reference interest rate, reaching during the year to be above 80%. At the end of the fiscal year, the value of the interest rate was close to 60%;

During the month of September 2020, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic for certain transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company should be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2020 and 2019 was an equivalent of $43,358,835,628 and $39,903,979,214 of a total debt of $65,428,077,830 and $59,610,583,020 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2020 and 2019 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $4,754,487 and $14,587,817 in the assets and $56,846,067 and $69,391,813 in the respective liabilities.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Group places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Group settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk (Contd)

In thousands of $	Total	1st Quarter 2020	2nd Quarter 2020	3rd Quarter 2020	4th Quarter 2020	2020	2021	2022-2028
Long- term liabilities (*)	67,437,355	9,322,433	4,205,567	5,156,854	5,594,947	24,279,801	30,607,152	12,550,402
Leases	587,767	60,815	55,739	54,660	53,606	224,820	362,947	-
Other obligations	1,362,986	268,013	-	-	273,743	541,756	821,230	-
Total Contractual Obligations	69,388,108	9,651,261	4,261,306	5,211,514	5,922,296	25,046,377	31,791,329	12,550,402

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local borrowings.

Risk of interest rate

The interest rate risk of the Group arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Group to a change in its fair value. The Group analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Group to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate is of $4,423,193,685 and $2,826,043,980 (9.95% and 7.07% of total financial debts, respectively) at December 31, 2020 and 2019, respectively.

Capital Management

The objectives of the Group for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the Group. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.20	12.31.19

	$
Total Financial Liabilities	44,433,065,010	39,903,979,214
Less: Cash and cash equivalents	(5,117,670,803)	(2,782,975,655)
Net liability	39,315,394,207	37,121,003,559
Total shareholder’s equity	44,587,609,826	52,025,293,285
Index of indebtedness	88.18%	71.35%

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Capital Management (Contnd.)

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

The following table presents the Group's financial instruments:

ASSETS	12.31.2020	12.31.2019
Financial assets at amortized cost
Trade receivables	5,908,430,822	7,371,095,952
Other receivables	9,368,766,717	13,109,286,638
Investments (Note 14)	184,695,060	-
Cash and cash equivalents	5,117,670,803	2,782,975,656
Total financial assets at amortized cost	20,579,563,402	23,263,358,246
Financial assets at markets price
Investments	1,795,639,737	-
Total financial assets at market price	1,795,639,737	-
Total	22,375,203,139	23,263,358,246
LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges	2,713,004,604	1,261,687,059
Borrowings	44,425,264,068	29,308,359,436
Trade accounts payable	10,506,439,670	8,906,287,241
Total	57,644,708,342	39,476,333,736

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Group is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2019, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2020 was calculated by applying the following expected loss ratios: 0.84% on non-expired loans, 3.91% on loans due between 1 and 30 days, 9.61% for the expired range between 31 and 60 days; 15.45% for the range of overdue loans between 61 and 90 days, 21.49% for overdue loans between 91 and 180 days and 36.92% over those overdue for more than 181 days.

The provision for losses on loans for sale as of December 31, 2019 was calculated by applying the following expected loss ratios: 0.66% on non-due loans, 3.60% on loans past due between 1 and 30 days, 7.90% for the range of overdue between 31 and 60 days; 14.16% for the range of overdue between 61 and 90 days, 21.13% for overdue credits between 91 and 180 days and 35.36% over those overdue more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS

Application of IFRIC 12:

The Group has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Group. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Group may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Group may generate. As a result, the Group defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Group could be subject to sanctions and the concession could be revoked.

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2020	2019

	$
Clients
Group 1	22,269,288	198,468,424
Group 2	2,858,622,964	4,461,668,590
Group 3	3,027,538,570	2,710,958,938
Total unimpaired trade receivables	5,908,430,822	7,371,095,952

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	established term	Total

	$
Trade receivables	1,571,290,223	806,019,967	6,718,998	470,837	-	-	-	2,384,500,025

NOTE 24 – CONTINGENCIES

The Group has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Claims on Real State tax

Province of Cordoba

-        Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36.

The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

It is necessary to indicate that the DGR, according to local procedural legislation is in a position to execute the debt. The appeal was denied, and on April 17, a direct complaint was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $ 12,111,450.27.

On November 9, 2018, the fees of the attorney-in-fact were regulated for their intervention with respect to the appeal of Cassation, in the amount of $ 298,428.49 plus VAT. On November 9, 2018, the attorney's fees were regulated for their intervention regarding the appeal, in the amount of $298,428.49 plus VAT. On May 30, 2019, the remaining settlement made by the DGR of Córdoba was paid, in the amount of $ 6,425,899.28, as debt, interest, fees and legal costs. On May 21, 2019, Federal Extraordinary Appeal was filed against the judgment of the Superior Court of Justice of the Province of Córdoba that led to the fiscal execution and rejected the incompetence raised. On September 26, 2019, the TSJ rejected the granting of the extraordinary appeal and on October 9, 2019, the complaint was filed before the CSJN, which is pending resolution.

-      Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019.

On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

-        Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On February 1, 2018, the claim was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber.

The embargo is blocked for the amount of $ 4,381,372.12. The Chamber rejected the appeal regarding the replacement of embargo by means of a resolution notified on November 19, 2019, therefore, an appeal was filed on December 9, 2019. On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was filed.

-      Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution. On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019.

On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. A direct appeal of a complaint will be filed before February 9, 2021.

-      Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered. On August 9, 2018 it was decided to reject the citation of third parties, which will be appealed. It was also ordered to move the appeal on the substitution of embargo. The replacement of the embargo was rejected and appealed, the grievances founded on April 12, 2019. On April 8, 2019, the complaint filed against the rejection of the third party subpoena was rejected, and an appeal was filed. dated August 5, 2019.

-      Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82. Likewise, an embargo for the amount of $ 5,609,248.86 was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo (bond policy 724,180) was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution.

-      Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 12,953,678.84 in a new tax execution initiated by the Córdoba DRG, on which the company was still not notified of the lawsuit.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

NOTE 25 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	20,940,735	1,590,825	2,262,814,961	7,621,646,071	4,607,060,799	25,389,925,823	39,903,979,214
Cash flows	(15,385,360)	-	(3,283,871,090)	2,867,878,757	(2,912,790,742)	3,347,733,894	3,565,459
Exchange rate	(146,509)	-	624,203,580	(297,702,685)	(3,312,884,205)	4,171,631,292	1,185,101,473
Inflation adjustment	(2,585,493)	(422,309)	24,522,742	(112,460,088)	(1,718,682,334)	1,814,494,196	4,866,714
Other movements without cash	1,168,516	(1,168,516)	6,527,789,503	(5,246,611,611)	7,333,220,211	(5,278,845,953)	3,335,552,150
Net debt as of December 31, 2020	3,991,889	-	6,155,459,696	4,832,750,444	3,995,923,729	29,444,939,252	44,433,065,010

NOTE 26 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX

During fiscal year 2019, the Company made presentations before the Federal Administration of Public Revenues (AFIP) in order to obtain the refund of tax credits of the Value Added Tax (VAT) for: (a) VAT tax credits generated by the purchase of fixed assets, and (b) freely available balances.

The total amount requested from the AFIP for VAT tax credit refunds reaches $ 1,096,957,202 (nominal values of 2019).

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 26 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX (Contd.)

a) On September 18, 2019, General Resolution No. 4581/2019 was published in the Official Gazette, by means of which the AFIP establishes the requirements, terms and forms to access the refund of the accumulated tax credit for the acquisition of fixed assets. Law No. 27,430 modified the Value Added Tax Law, incorporating an added article after article No. 24, based on which a regime for the refund of the technical balance originated in the acquisition of fixed assets was established, in accordance with the conditions established there.

Additionally, Law No. 27,467 established an annual quota for 2019 of $ 15,000,000,000 and Resolution No. 185/2019 of the Ministry of Finance established an order of priority based on the age of the accumulated balances according to the fiscal period in which they were generated and, at the same age, that the allocation is proportional to the magnitude of the balances.

Under this regime, on December 23, 2019, the Company submitted a request for a refund of the VAT tax credit for the purchase of fixed assets for $ 918,367,994 (nominal values of 2019).

On February 13, 2020, a request for prompt dispatch was submitted to the AFIP to rule on it.

b) Additionally, in the month of September 2019, presentations were made requesting the return of the balance of free availability of VAT for $ 178,589,208.

During fiscal year 2020, $ 903,469,656 has been charged for the presentations made.

NOTE 27 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

The emergence and spread of a virus called "Coronavirus" (or Covid-19) towards the end of 2019, has generated various consequences on global business and economic activities. Given the magnitude of the spread of the virus, in March 2020, several governments around the world implemented drastic measures to contain the spread, including, inter alia, the closure of borders and a ban on travel to and from certain parts of the world. for a period of time and finally the obligatory isolation of the population together with the cessation of non-essential commercial activities. On March 11, 2020, the World Health Organization declared Covid-19 a global pandemic.

In Argentina, the National Government through Decree of Necessity and Urgency No. 260/2020 dated March 12, 2020 (and complementary regulations) established, among others, the public health emergency for a period of one year, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long-distance buses, among other measures aimed at reducing the population's circulation, preventive and compulsory social isolation was established as of March 20, 2020, allowing circulation only of those people linked to the provision / production of essential services and products; This isolation will be extendable for the time considered necessary in light of the epidemiological situation.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 27 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

On October 16, 2020, ANAC resolution N ° 304/2020 was published in the Official Gazette, in which the reopening of regular domestic flights was made official and requirements to be fulfilled by the airlines to obtain authorization to conducting domestic flights.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and impossible to reasonably predict.

Subsequent to the declaration of the pandemic, the company has been forced to decrease its operations after a substantial drop in national and international air traffic, which translated into a decrease in its revenues.

On the other hand, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency.

Among the assistance measures provided for in the decree, the Company has benefited from the postponement of the employer contributions corresponding to the month of March of the current period for 60 days and from the month of April with a reduction in social security contributions.

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April to December 2020. This allocation consists of a sum paid by ANSES to part of the workers for an amount equivalent to 50% of the net salary, up to the maximum amount of two minimum vital and mobile salaries.

As of December 31, 2020, this benefit was attributed to the result of the period in the item "Salaries and social charges", segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business.

In order to strengthen the financial position, the Company restructured the financial debts with its main creditors through the refinancing and exchange of its negotiable obligations.

Following this line, a series of actions have been implemented, including: (i) measures to protect employees and passengers by improving safety and hygiene protocols, including remote work and only essential personnel on the premises, having sanitary equipment and implementing additional disinfection policies, (ii) the implementation of cost control and cash preservation measures, reducing expenses as much as possible, while maintaining the necessary quality and safety standards,

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 27 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

(iii) negotiation with suppliers to extend payment terms and with regulatory agencies to renegotiate the payment of concession rights, and (iv) reduce capital investments to the minimum possible, to try to mitigate the impact of the COVID-19 virus. Additionally, the company adapted the airports for the restart of domestic and international flights, through the implementation of sanitary protocols for the transit of tourists, staff and the airport community in general. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues. However, although there have been significant short-term effects, they are not expected to affect business continuity.

NOTE 28 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On February 2, 2021, the company Aerolineas Argentina SA (ARSA) sent the Company a Reversal Letter, which contains a proposal for the recognition of debt for the amounts owed until March 31, 2020 ($ 120,586,290.10 and U $ S 36,542,036.83) (hereinafter the Reversal Letter).

In this document, ARSA proposes a payment plan in 72 monthly, equal and consecutive installments payable as of January 5, 2023.

Likewise, ARSA accepts said amounts to be transferred to the Trust for Strengthening the NSA By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Art 15 of the Trust Agreement signed on 12/29/09, requests the ORSNA, prior intervention of the Ministry of Transportation, authorization for the transfer of the amounts mentioned in the first paragraph to the Trust for Strengthening the NSA.

As of the date of these Financial Statements, the Company and ARSA are in negotiations to reconcile the rest of the outstanding debt.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the financial year that could significantly affect the Company's equity and financial situation.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission
at December 31, 2020 presented in comparative format

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the consolidated financial statements as of December 31, 2020 presented in comparative form. Prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•      Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

The main works carried out during the year 2020 are detailed in the Annual Report of the Individual Financial Statements:

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission
at December 31, 2020 presented in comparative format

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of December 31, 2020, 2019, 2018, 2017, and 2016, respectively, is presented.

	12.31.20	12.31.19	12.31.18	12.31.17	12.31.16 (*)

	Thousands $
Current Asset	12,087,122	11,864,584	15,756,630	11,493,808	2,320,479
Non-current Assets	97,928,565	99,771,291	83,203,678	74,911,825	8,655,237
Total Assets	110,015,687	111,635,875	98,960,308	86,405,633	10,975,716

Current liabilities	22,586,130	17,773,679	11,551,619	8,721,724	3,508,859
Non- Current Liabilities	42,841,947	41,836,903	39,767,753	32,357,062	2,533,043
Total Liabilities	65,428,077	59,610,582	51,319,372	41,078,786	6,041,902

Net equity attributable to majority shareholders	44,586,926	51,984,614	47,608,355	45,297,261	4,925,482
Non-controlling interest	684	40,679	32,581	29,586	8,332
Net Equity	44,587,610	52,025,293	47,640,936	45,326,847	4,933,814
Total	110,015,687	111,635,875	98,960,308	86,405,633	10,975,716

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A

Registration number with the Superintendency of Corporations: 1645890
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission
at December 31, 2020 presented in comparative format

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended December 31, 2020, 2019, 2018, 2017 and 2016.

	12.31.20	12.31.19	12.31.18	12.31.17	12.31.16 (*)

	Thousands $
Gross Profit	(1,986,728)	18,160,628	20,365,505	17,616,922	5,016,856
Administrative and distribution and marketing expenses	(3,171,511)	(7,121,055)	(5,874,061)	(5,402,523)	(1,246,706)
Other net income and expenses	324,069	1,173,305	1,129,376	939,743	230,804
Operating profit	(4,834,170)	12,212,878	15,620,820	13,154,142	4,000,954
Income and financial costs	(4,881,767)	(3,024,124)	(8,027,560)	(806,794)	(783,962)
Result by exposure to changes in the acquisition power of currency	(2,206,312)	(2,086,637)	(2,810,149)	(568,848)	-
Income before tax	(11,922,249)	7,102,117	4,783,111	11,778,500	3,216,992
Income tax	4,333,138	949,662	(2,636,165)	(4,513,937)	(1,204,710)
Result of the year	(7,589,111)	8,051,779	2,146,946	7,264,563	2,012,282
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	(7,589,111)	8,051,779	2,146,946	7,264,563	2,012,282
Result attributable to majority shareholders	(7,549,116)	8,043,680	2,143,954	7,261,085	2,009,091
Non-controlling interest	(39,995)	8,099	2,992	3,478	3,191

(*) Amounts not restated per inflation as per General Resolution 777/2018.

4. Cash flow structure

	12.31.20	12.31.19	12.31.18	12.31.17	12.31.16 (*)

	Thousands $
Cash Flows (used in) / generated by operating activities	4,458,285	(8,342,056)	2,227,257	(2,802,168)	1,695,500
Cash Flow generated by / (used in) investing activities	(1,845,049)	1,193,622	(294,687)	28,195	(15,203)
Cash Flow generated by / (used in) financing activities	(279,818)	1,016,656	(2,659,760)	8,614,784	(1,178,802)
Net Cash Flow (used in) / generated by the year	2,333,418	(6,131,778)	(727,190)	5,840,811	501,495

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2020 presented in comparative format (Contd.)

5. Analysis of operations for the years ended at December 31, 2020 and 2019

Results of operations

•            Income

The following table shows the composition of consolidated revenues for the years ended December 31, 2020 and 2019:

Revenues	12.31.20	% revenues	12.31.19	% revenues
	Thousands $		Thousands $
Aeronautical revenues	8,921,837	41.85%	31,254,042	61.63%
Non aeronautical revenues	12,398,231	58.15%	19,454,603	38.37%
Total	21,320,068	100.00%	50,708,645	100.00%

5. Analysis of operations in the years ended December 31, 2020 and 2019 (Contd.)

The following table shows the composition of the aeronautical revenues for the years ended December 31, 2020 and 2019:

Aeronautical revenues	12.31.20	% revenues	12.31.19	% revenues
	Thousands $		Thousands $
Landing fee	981,499	11.00%	2,831,620	9.06%
Parking fee	465,706	5.22%	1,067,182	3.41%
Air station use rate	7,474,631	83.78%	27,355,240	87.53%
Total	8,921,836	100.00%	31,254,042	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the year ended at 12.31.20	23,316,008
Costs of sales for the year ended at 12.31.19	32,566,181
Variation	(9,250,173)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2020 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2020 and 2019 (Cont.)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the year ended at 12.31.20	1,358,859
Administrative expenses for the year ended at 12.31.19	1,924,424
Variation	(565,565)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the year ended at 12.31.20	1,812,652
Distribution and commercial expenses for the year ended at 12.31.19	5,196,631
Variation	(3,383,979)

Income and financial costs

Net financial income and costs totaled a loss of $6,100,685 thousand during the year ended December 31, 2020 with respect to thousands of $3,920,069 loss during the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $324,069 thousand during the year ended December 31, 2020 with respect to an income of $1,173,304 thousand in the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of December 31, 2020 amounted to $89,020,675thousand composed of thousands of $44,433,065 of financial debt and a net equity worth of $44,587,610 thousand, while the total capitalization of the Company at December 31, 2019 amounted to thousands of $91,929,272 comprised of thousands of $39,903,979 of financial debt and a net equity worth of thousands of $52,025,293.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2020 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2020 and 2019 (Cont.)

The debt as a percentage of total capitalization amounted to approximately 49.91% as of December 31, 2020 and 43.41% as of December 31, 2019.

Financing

See in detail Note 6 to these Consolidated Financial Statements.

6. Index

The information refers to the years ended December 31, 2020, 2019, 2018, 2017 and 2016:

	12.31.20	12.31.19	12.31.18	12.31.17 (**)	12.31.16 (*)
Liquidity (1)	0.55	0.680	1.390	1.360	0.670
Solvency (1)	0.70	0.880	0.930	1.120	0.830
Immobilization of capital	0.89	0.890	0.840	0.870	0.900
Cost effectiveness	(0.17)	0.15	0.050	0.160	0.510

(*) Current liabilities and non-current liabilities do not include deferred profits.

(**) Indexes calculated on amounts not restated per inflation.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended December 31, 2020, 2019, 2018, 2017 and 2016:

Airport	12.31.20	12.31.19	12.31.18	12.31.17	12.31.16

	Thousands
Aeroparque	2,293	12,311	13,474	13,921	11,662
Ezeiza	3,547	12,485	10,299	9,878	9,321
Córdoba	739	3,529	3,398	8,446	2,213
Mendoza	472	2,311	2,023	1,762	1,086
Bariloche	474	1,858	1,576	1,297	1,187
Salta	356	1,479	1,122	1,129	972
Iguazú	358	1,576	1,112	999	894
Tucumán	200	969	957	560	670
C. Rivadavia	137	649	680	624	574
El Palomar	480	1,794	676	-	-
Total	9,056	38,961	35,317	38,616	28,579
Overall total	9,707	41,834	38,350	35,936	31,467
Variation	-76.8%	9.1%	6.7%	14.2%	6.4%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2020 presented in comparative format (Contd.)

7. Statistical data (Contd.)

Amount of movement of aircraft for the years ended on December 31, 2020, 2019, 2018, 2017 and 2016 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	12.31.20	12.31.19	12.31.18	12.31.17	12.31.16
Aeroparque	22,443	111,176	130,242	134,532	121,882
Ezeiza	32,051	85,633	75,234	66,916	68,839
San Fernando	29,583	42,878	40,910	39,000	38,188
Córdoba	7,978	31,553	33,481	28,659	23,526
Mendoza	5,909	22,419	21,354	19,274	12,644
Bariloche	4,326	14,557	14,098	12,338	10,954
Salta	4,236	13,975	11,449	13,367	11,386
C. Rivadavia	4,180	9,736	10,232	9,171	8,251
Iguazú	3,557	12,833	9,807	9,065	8,721
El Palomar	4,180	12,283	5,954	-	-
Total	118,443	357,043	352,761	332,322	304,391
Overall total	149,262	428,551	429,466	404,181	374,978
Variation	-65.2%	-0.2%	6.3%	7.79%	-0.4%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2020 presented in comparative format (Contd.)

Perspectives for 2021

The Covid-19 virus is having and will likely continue to have, as the global health crisis and virus continue, a negative impact on passenger levels and air traffic operations. The uncertainty generated by this unprecedented situation, including its duration, the impact on the demand for air travel as well as the related economic disturbance, had an adverse effect on our consolidated results of operations, consolidated financial position and consolidated cash flows in relation to the previous exercise.

From the positive we can highlight the following milestones that will mark the course of this 2021:

- During the month of October 2020, the reopening of regular domestic flights was made official and requirements were determined to be fulfilled by the airlines to obtain authorization to carry out domestic flights. This opening was accompanied by a sustained recovery in traffic, a trend that we hope will continue this year

- Since September 2020, international commercial flights were resumed, allowing an improvement in the volumes transported month by month

- Important measures of efficiency and cost reduction were proposed, which include, among others, the internalization of tasks and negotiation with suppliers, making flexible contracts

- External to the company, but with a direct impact, the positive progress in vaccination both globally and locally, which we understand will allow commercial aviation activity to return to pre-pandemic levels as large percentages of the population are inoculated

- In November 2020, the concession obtained a 10-year extension of its contract, which provides a greater planning horizon, as well as the possibility of generating longer-term accessory businesses (and even exceeding this term), such as those related to the real estate.

We also have challenges ahead of us, among which we can mention:

- Continue the return of operations with the corresponding health protocols and be able to adapt quickly to changing situations based on the evolution of the pandemic

- Accompany the entire airport ecosystem to continue to overcome this unprecedented crisis together

- Comply with the obligations resulting from the contractual extension agreement

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve human life and the Company's businesses, along with several steps to further strengthen its financial position.

During 2021 we will continue working together with our employees, airlines, customers, suppliers, regulatory agencies and various stakeholders to overcome this situation and emerge stronger from it.

“Free translation from de original in Spanish for publication in Argentina”

Audit report issued by the independent auditors

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663°

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

Opinión

We have audited the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company") that comprise the individual statement of financial position as of December 31, 2020, the consolidated statements of comprehensive income, changes in equity and cash flows corresponding to the fiscal year ended on that date, and the notes to the consolidated financial statements, which include a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, as well as its consolidated comprehensive income and consolidated cash flows corresponding to the year ended in that date, in accordance with International Financial Reporting Standards (IFRS).

Basis of preparation

We have conducted our examination in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English). Our responsibilities under these standards are further described in the section “Responsibilities of the auditors for the audit of the consolidated financial statements” of this report.

We believe that the evidence we have obtained provides a sufficient and adequate basis to support our audit opinion.

Independence

We are independent from the Society in accordance with the International Code of Ethics for Professional Accountants (including the International Standards of Independence) issued by the International Ethics Standards Board for Accountants (IESBA Code) together with the requirements that are applicable to our audit of the consolidated financial statements in Argentina, and we have fulfilled our other ethical responsibilities in accordance with those requirements and the IESBA Code.

2

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters

The key audit matters are those matters that, in our professional judgment, have been of the greatest significance in our audit of the consolidated financial statements for the current year. These matters have been addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Key audit matters	Audit response

Impact of Covid-19 on the Company's operations

As described in note 27 to the consolidated financial statements, the Company expects that the results of operations will be negatively affected in future periods and during the time that the health crisis continues. As indicated in the aforementioned note, the Company has implemented a series of actions to ensure that the Company has adequate access to liquidity, which include: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend the payment terms of the obligations (iii) reduction of capital investments.

The Company has prepared its consolidated financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

Management's assessment of the going concern premise is based on cash flow projections and business plans, each of which is dependent on significant judgments by management. The previously detailed situation, the way in which the business will develop, the duration of the Covid-19 crisis and how the management will obtain the necessary resources for its normal operation in an uncertain context, have led us to consider this matter as an issue in our audit. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the Company's plans and its ability to continue as a going concern.

Audit procedures performed in relation to this key issue included, among others:

• carry out inquiries to key members of management, to understand the process of evaluating the impact of Covid-19 on the Company's business and the mitigation plans for the potential risks derived from said situation;

• test the effectiveness of controls related to the evaluation of the going concern premise;

• test the process carried out by the Company to forecast operating results within one year after the date of issuance of the financial statements, test the completeness, accuracy and relevance of the underlying data used in the forecast, and evaluate the reasonableness of the significant assumptions factors used in forecasting related to passenger growth rates and projected operating income. Professionals with specialized skills and knowledge were used to help assess whether the assumptions of future revenue and operating margin were reasonable considering consistency with external market and industry data;;

• evaluate the Company's conclusions and their disclosure in the consolidated financial statements regarding uncertainties about the extent to which the Covid-19 virus will affect the Company's business, operating results, financial position and liquidity.

3

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters	Audit response

Impairment assessment of intangible assets

As described in Notes 3.5 and 5 to the consolidated financial statements, the Company's intangible assets amount to $ 91,204,601,659 as of December 31, 2020.

The Company performs an impairment test as of December 31 of each year, or more frequently if facts or circumstances indicate that the book value of intangible assets may be affected. Potential impairment is identified by comparing the value in use of each Cash Generating Unit (CGU) with its book value.

The value in use is estimated by the Company using a discounted cash flow model. The Company's projected cash flow for each CGU included important judgments and assumptions related to passenger traffic and projected operating income and the discount rate.

The main considerations for our determination that performing procedures related to concession assets and evaluating impairment is a critical audit matter is that there was a significant judgment by the Company when developing the measurement of the value in use of each CGU. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the Company's projected cash flow and important assumptions, including passenger growth rates, projected operating income. and the discount rate.

Audit procedures performed in relation to this key issue included, among others:

• test the effectiveness of the controls related to the evaluation of the impairment of the Company's intangible assets;

• obtain an understanding and evaluate the process carried out by the Company to develop the estimate of value in use;

• assess the adequacy of the discounted cash flow model;

• test the integrity, accuracy and relevance of the underlying data used in the model;

• evaluate the important assumptions used by the Company, including passenger growth rates, projected operating income and the discount rate. The evaluation of the Company's assumptions related to passenger growth rates and projected operating profit involved evaluating whether the assumptions used by the Company were reasonable considering (i) the current and past performance of the reporting unit, (ii) ) consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized knowledge and skills were used to assist in the evaluation of the Company's discounted cash flow model and certain important assumptions, including the discount rate.

Information accompanying the consolidated financial statements (“other information”)

The other information comprises the Management´s Report and informative review. The Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and, therefore, we do not express any audit conclusions.

In relation to our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether it is materially inconsistent with the consolidated separate financial statements or our knowledge obtained in the audit, or whether for any other reason. there appears to be a significant misstatement. If, based on the work we have done, we consider that, where it is our competence, there is a significant inaccuracy in the other information, we are obliged to report it. We have nothing to report on this.

4

“Free translation from de original in Spanish for publication in Argentina”

Responsibilities of the auditors for the audit of the consolidated financial statements

The Board of Airports Argentina 2000 S.A. is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for the internal control that the Board deems necessary to allow the preparation of consolidated financial statements free of material misstatement, due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for evaluating the Company's ability to continue as a going concern, disclosing, if applicable, issues related to this matter, and using the going concern accounting principle. except if the Board of Directors intends to liquidate the Company or to cease its operations, or there is no other realistic alternative of continuity.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance that the consolidated financial statements as a whole are free from material misstatement, due to fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high degree of assurance, but it does not guarantee that an audit conducted in accordance with the ISAs will always detect a material misstatement where it exists. Misstatements can be due to fraud or error and are considered significant if, individually or in the aggregate, they can reasonably be expected to influence the economic decisions that users make based on consolidated financial statements.

As part of an audit in accordance with the ISAs, we apply our professional judgment and maintain an attitude of professional skepticism throughout the audit. As well:

•	We identify and evaluate the risks of material misstatement in the consolidated financial statements, due to fraud or error, we design and apply audit procedures to respond to these risks and we obtain sufficient and appropriate elements of judgment to provide a basis for our opinion. The risk of not detecting a significant misstatement due to fraud is higher than in the case of a significant misstatement due to error, as fraud may involve collusion, falsification, deliberate omissions, intentionally misstatements, or circumvention of internal control.

•	We obtain knowledge of the internal control relevant to the audit in order to design audit procedures that are appropriate based on the circumstances and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	We evaluate whether the accounting policies applied are appropriate, as well as the reasonableness of the accounting estimates and the corresponding information disclosed by the Company's Board of Directors.

•	We conclude on the appropriateness of the use by the Company's Board of the operating company accounting principle and, based on the evidence obtained, we conclude on whether or not there is a significant uncertainty related to events or conditions that may generate significant doubts about the Company's ability to continue as a going concern. If we conclude that there is material uncertainty, we must emphasize in our audit report on the corresponding information disclosed in the consolidated financial statements, or if such disclosures are not appropriate, we are required to express a modified opinion. Our conclusions are based on the elements of judgment obtained up to the date of issuance of our audit report. However, future events or conditions may cause the Company to cease to be a going concern.

•	We evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosed information, and whether the consolidated financial statements represent the underlying transactions and events in a way that achieves fair presentation.

5

“Free translation from de original in Spanish for publication in Argentina”

We communicate with the Company's Board of Directors regarding, among other matters, the scope and timing of the planned audit and significant audit findings, including any significant deficiencies in internal control that we identify during the course of the audit.

We also provide the Company's Board of Directors with a statement that we have complied with the applicable ethical requirements related to independence, and we communicate all relationships and other matters that can reasonably be expected to affect our independence and, where applicable, the actions taken to eliminate threats or the safeguards applied.

Among the matters that have been the subject of communication with the Company's Board of Directors, we determined those that have been of the greatest significance in the audit of the consolidated financial statements for this year and which are, consequently, the key audit issues. We describe those matters in our audit report unless statutory or regulatory provisions prohibit public disclosure of the matter or, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so can reasonably be expected to outweigh the public interest benefits thereof.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances";

b)	the consolidated statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2020, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 112,126,652, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2020 represent

d.1)	85.77% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2)	97.49% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3)	82.05% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

6

“Free translation from de original in Spanish for publication in Argentina”

e)	have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

City of Buenos Aires, 9 de marzo de 2021.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración (UBA) C.P.C.E.C.A.B.A. T° 28 F° 223

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of December 31, 2020, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period previously referred and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 9th, 2021, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors in relation to the consolidated financial statements" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

As it arises from the chapter “Key audit matters” and is described in note 26 to the individual separate financial statements, the company expects that the results of operations will be negatively affected in future periods and during the time that the health crisis continue. As indicated in the aforementioned note, the company has implemented a series of actions to ensure that the company has adequate access to liquidity, which include: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend the payment terms of obligations and (iii) reduction of capital investments.

The company has prepared its individual separate financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)    the consolidated financial statements of Aeropuertos Argentina 2000 S.A. were issued in accordance with the NIIF, adopted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)   Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the National Securities Commission (CNV). Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2020 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)    the consolidated financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV and they are pending to be copied in the book "Inventories and Balances"; and

b)    in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 9th, 2021.

_______________

Patricio A. Martin

By Surveillance Committee

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